UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 24, 2020

HAPPYNEST REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-4479116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

132 East 43rd Street, Suite 441
New York, New York 10017
(Full mailing address of principal executive offices)

(718) 384-0678
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share.

Item 1.	Fundamental Changes

Minimum Offering Raised

As of April 24, 2020, HappyNest REIT, Inc. (the “Company”) has raised the minimum offering amount in its offering under Regulation A and the Company has initiated operations.

Investment in TIC Interest

On April 24, 2020, HNR Fremont, LLC (“HNR Fremont”), a wholly owned subsidiary of HappyNest Operating Partnership L.P, our operating partnership, purchased an indirect 2.67% tenancy in common interest in real property located in Fremont, Indiana (the “Property”), pursuant to a tenancy in common agreement (the “TIC Agreement”) for an aggregate investment amount of $250,000. HNR Fremont acquired such interest through its wholly owned special purpose subsidiary, CPI Fremont Three LLC (“CPI Fremont Three”). The Property consists of approximately 42.87 acres of land. A FedEx Freight truck terminal and distribution facility is located on the Property, with a footprint of approximately 118,526 square feet. The Property was purchased subject to a lease by FedEx Freight East, Inc. (the “Lease”). The annual rental income on the Lease is $1,224,835. The Lease expires on August 31, 2031, subject to two five-year options to extend, with a rent escalation of 5% per extension term. The total purchase price of the Property was $21,301,478.

The Property is subject to a mortgage made by People’s United Bank, National Association, as mortgagee (the “Mortgagee”). CPI Fremont Three, along with the other tenants-in-common, granted a mortgage note (the “Note”) to the Mortgagee in the total principal amount of $11,950,000, which matures on June 1, 2025, and bears interest at a rate of the applicable LIBOR rate plus 1.50%. CPI Fremont Three is not a guarantor under the Note, and the Mortgagee’s recourse for the enforcement and collection of the obligations under the Note is limited to CPI Fremont Three and its assets, and other payors of the Note that are unrelated to the Company, and does not expose the Company or any of its direct or indirect subsidiaries (other than CPI Fremont Three) to liability.

The foregoing is a summary of the TIC Agreement and the Note and is qualified in its entirety by reference to the complete text of the TIC Agreement and the Note, which are filed by the Company as Exhibits 6.1 and 6.2, respectively, to this Current Report on Form 1-U and are incorporated by reference into this Item 1.

Item 9.	Other Events

The Company is not able to meet its filing deadline for its annual report on Form 1-K due to circumstances related to COVID-19. As a result, the Company is relying on relief under Rule 257(f) of the Securities Act, which permits the Company to file its Form 1-K within 45 days of the original filing deadline. The Company is unable to file its annual report on Form 1-K by the original filing deadline because the audit of the Company’s financial reports was not completed due to circumstances related to COVID-19.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAPPYNEST REIT, INC.

	By:	/s/ Jesse Prince
		Name:	Jesse Prince
		Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary
(Principal Executive Officer, Principal Financing Officer and Principal Accounting Officer)

Date: April 30, 2020

Index to Exhibits

Exhibit No.	Description

6.1	Tenancy In Common Agreement made as of April 24, 2020, by and among CPI Fremont Three LLC and other investors.

6.2	Mortgage Note made as of April 24, 2020, by and among CPI Fremont Three LLC and other investors in favor of People’s United Bank, National Association.